A N T H O N Y  L. G.,  P L L C

laura aNTHONy, esq.

GEOFFREY ASHBURNE. ESQ.*

JOHN CACOMANOLIS, ESQ**

CHAD FRIEND, ESQ., LLM

LAZARUS ROTHSTEIN, ESQ.

SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:

CRAIG D. LINDER, ESQ.****

PETER P. LINDLEY, ESQ., CPA, MBA

KIMBERLY L. RUDGE, ESQ.

STUART REED, ESQ.

MARC S. WOOLF, ESQ.

www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

*	licensed in CA only
**	licensed in FL and NY
***	licensed in NY and NJ
****	licensed in FL, CA and NY

November 19, 2018

VIA ELECTRONIC EDGAR FILING

Jessica Barberich

Associate Chief Accountant

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Zoned Properties, Inc.
Form 10-K for the year ended December 31, 2017
Form 10-K for the year ended December 31, 2016
Response dated June 29, 2018
File No. 000-51640

Dear Ms. Barberich:

We have included a narrative response herein keyed to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s comment letter to Bryan McLaren, Chief Executive Officer of Zoned Properties, Inc. (the “Company”), dated October 16, 2018 and received by the Company on November 6, 2018 (the “Staff’s Letter”). We trust you shall deem the contents of this letter responsive to your comment letter.

Comment 1. We have reviewed your correspondence dated March 6, 2018, June 29, 2018, and August 16, 2018. Based on your facts and circumstances, we require that you include audited financial statements of your significant related party tenants consistent with Rule 8-02 of Regulation S-X in your Form 10-K for the year ended December 31, 2018 pursuant to our authority in Note 5 of Rule 8-01 of Regulation S-X since they represent material information and are necessary for the protection of investors.

Jessica Barberich

Securities and Exchange Commission

November 19, 2018

Response: The Company acknowledges the Staff’s comment. In response thereto, and consistent with prior conversations between the Company and the Staff, the Company has advised each of Broken Arrow Herbal Center, Inc. (“Broken Arrow”) and CJK, Inc. (“CJK” and together with Broken Arrow, the “Related Party Tenants”) of the Staff’s comment that the Company must include audited financial statements for the Related Party Tenants in the Company’s annual report on Form 10-K for the year ending December 31, 2018 to be filed with the Commission (the “2018 10-K”).

The Company has not yet received a commitment from the Related Party Tenants that they will provide the Company with audited financial statements for inclusion in the 2018 10-K or otherwise. In addition, the Related Party Tenants have indicated that even if such audited financial statements will be provided to the Company, such audited financial statements would not be available by April 1, 2019, the filing deadline for the Company’s 2018 10-K. Rather, the Related Party Tenants have informed the Company that any such audited financial statements would be available closer to summer of 2019; however, the Company may be able to provide a summary overview of the unaudited financial statements of the Related Party Tenants in the Company’s Management Discussion and Analysis to be included in the 2018 10-K, upon receiving such summary overview from the Related Party Tenants and approval by the Related Party Tenants to include such disclosure.

The Company’s management is continuing to engage in discussions with the Related Party Tenants regarding this matter and the Company commits to keep the Staff apprised of any material developments in such discussions.

If the Staff has any comments regarding this letter, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Kristi Marrone/U.S. Securities and Exchange Commission

Bryan McLaren/Zoned Properties, Inc.